OFFICER'S FINANCIAL CERTIFICATION

I, Kate Redman, certify that:

(1) the financial statements of Commongrounds Cooperative included in this Form are true and complete in all material respects; and

(2) the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of April 30,2021.

Company: Commongrounds Cooperative

By: _Kate Redman (signature)_

Printed: Kate Redman

Title: Project Director

Commongrounds Cooperative and Affiliate

Years Ended December 31, 2020 and 2019

Consolidated Financial Statements

Rehmann

COMMONGROUNDS COOPERATIVE AND AFFILIATE

Table of Contents



Rehmann

ACCOUNTANTS' COMPILATION REPORT

April 30, 2021

Board of Directors
Commongrounds Cooperative and Affiliate
Traverse City, Michigan

Management is responsible for the accompanying consolidated financial statements of ***Commongrounds Cooperative and Affiliate*** (the "Cooperative"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed compilation engagements on these consolidated financial statements in accordance with *Statements on Standards for Accounting and Review Services* issued by the Accounting and Review Services Committee of the AICPA. We did not audit or review the accompanying consolidated financial statements nor were we required to perform any procedures to verify the accuracy or the completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these consolidated financial statements.

We are not independent with respect to ***Commongrounds Cooperative and Affiliate*** .

Rehmann Robson LLC

107 South Cass St., Suite A, Traverse City, MI 49684 231.946.3230

COMMONGROUNDS COOPERATIVE AND AFFILIATE

Consolidated Balance Sheets

	December 31	
ASSETS	**2020**	**2019**
Current assets		
Cash	$ 601,289	$ 184,610
Accounts receivable	234	-
Total current assets	**601,523**	**184,610**
Member receivable	22,000	22,000
Deferred tax asset	95,913	63,807
Property	1,424,899	1,389,091
Total assets	**$ 2,144,335**	**$ 1,659,508**
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accrued interest, member loan	$ 5,300	$ -
Member loan	530,000	530,000
Total liabilities (equal to total current liabilities)	**535,300**	**530,000**
Members' equity		
Members' Class C certificates	27,450	26,300
Members' Class T-1 certificates	600,000	-
Other members' equity	562,368	683,161
Total members' equity of Commongrounds Cooperative	**1,189,818**	**709,461**
Noncontrolling interest	419,217	420,047
Total members' equity	**1,609,035**	**1,129,508**
Total liabilities and members' equity	**$ 2,144,335**	**$ 1,659,508**

See accompanying notes, which are an integral part of these consolidated financial statements, and accountants' compilation report.

COMMONGROUNDS COOPERATIVE AND AFFILIATE

■ Consolidated Statements of Operations

	Year Ended December 31	
	2020	**2019**
Expenses		
Bank and financing fees	$ 42,208	$ 44,321
Staff wages and benefits	37,600	36,000
Professional fees	32,979	17,638
Taxes and licenses	12,010	12,721
Advertising	6,769	48,763
Insurance	2,955	348
Office supplies	1,939	1,262
Other	374	1,863
Events	-	2,353
Total expenses (equal to cost of operations)	**136,834**	**165,269**
Other (expense) income		
Interest	(22,967)	(51,375)
Miscellaneous	6,072	339
Other expense, net	**(16,895)**	**(51,036)**
Net loss before income tax benefit	**(153,729)**	**(216,305)**
Income tax benefit	32,106	63,807
Net loss	**(121,623)**	**(152,498)**
Net (loss) income attributable to noncontrolling interest	(830)	3
Net loss attributable to controlling interest	**$ (120,793)**	**$ (152,501)**

See accompanying notes, which are an integral part of these consolidated financial statements, and accountants' compilation report.

COMMONGROUNDS COOPERATIVE AND AFFILIATE

Consolidated Statements of Changes in Members' Equity

	Members' Class C Certificates	Members' Class T-1 Certificates	Other Members' Equity	Noncontrolling Interest	Total Members' Equity
Balances at January 1, 2019	$ 20,000	$ -	$ 42,212	$ 420,044	$ 482,256
Issuance of membership certificates	6,300	-	793,450	-	799,750
Net income (loss)	-	-	(152,501)	3	(152,498)
Balances at December 31, 2019	**26,300**	**-**	**683,161**	**420,047**	**1,129,508**
Issuance of membership certificates	1,150	600,000	-	-	601,150
Net loss	-	-	(120,793)	(830)	(121,623)
Balances at December 31, 2020	$ 27,450	$ 600,000	$ 562,368	$ 419,217	$ 1,609,035

See accompanying notes, which are an integral part of these consolidated financial statements, and accountants' compilation report.

4

COMMONGROUNDS COOPERATIVE AND AFFILIATE

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2020	**2019**
Cash flows from operating activities		
Net loss	$ (121,623)	$ (152,498)
Adjustment to reconcile net loss to net cash used in operating activities:		
Deferred income tax benefit	(32,106)	(63,807)
Changes in operating assets and liabilities that (used) provided cash:		
Accounts receivable	(234)	1,448
Member receivable	-	(22,000)
Accrued interest	5,300	(22,306)
Net cash used operating activities	(148,663)	(259,163)
Cash flows used in investing activities		
Purchases of property	(35,808)	(343,417)
Cash flows from financing activities		
Issuance of Members' Class C certificates	1,150	6,300
Issuance of Members' Class T-1 certificates	600,000	793,450
Repayments of member loan	-	(140,000)
Net cash provided by financing activities	601,150	659,750
Net increase in cash	416,679	57,170
Cash, beginning of year	184,610	127,440
Cash, end of year	$ 601,289	$ 184,610

See accompanying notes, which are an integral part of these consolidated financial statements, and accountants' compilation report.

COMMONGROUNDS COOPERATIVE AND AFFILIATE

Notes to Consolidated Financial Statements

1. NATURE OF ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization and Consolidated Financial Statements.

Commongrounds Cooperative ("Commongrounds") is organized as a Michigan non-profit corporation which operates for the purposes of community and real estate development and transforming real estate development by providing inclusive opportunity for community and tenant members to own and engage with all stages of a development, including planning, financing, ownership, and management; to design facilities for their benefit, use, and occupancy; and purposes and activities incidental and related to the foregoing purposes.

Commongrounds, LLC (the "LLC") is owned 60% by Commongrounds Cooperative. Accordingly, the financial statements of the two companies are consolidated and collectively referred to as the Cooperative. All intercompany accounts and transactions have been eliminated in consolidation.

Risk and Economic Uncertainties

The outbreak of a novel coronavirus (COVID-19), which the World Health Organization declared in March 2020 to be a pandemic, continues to spread throughout the United States of America and the globe. Many State Governors issued temporary Executive Orders that, among other stipulations, effectively prohibit in-person work activities for most businesses and industries including nonprofit entities, having the effect of suspending or severely curtailing operations. As a result, the COVID-19 outbreak is disrupting and affecting the Cooperative's normal activities. The extent of the ultimate impact of the pandemic on the Cooperative's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on investors, program recipients, employees, vendors, and other constituents, all of which cannot be reasonably predicted at this time. While management reasonably expects the COVID-19 outbreak to negatively impact the Cooperative's consolidated financial condition, operating results, and, where applicable, the timing and amounts of cash flows, the related financial consequences and duration are highly uncertain.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Member Certificates

Commongrounds is organized on a non-stock, membership basis. Commongrounds has three voting membership certificate classes, Class C (community members), Class T-1 (tenant members), and Class R-1 (residential tenant members). Commongrounds also has one non-voting membership class, Class S (supporter members). There were no members' Class R-1 or Class S certificates issued at December 31, 2020 and 2019.

COMMONGROUNDS COOPERATIVE AND AFFILIATE

Notes to Consolidated Financial Statements

Cash

The Cooperative maintains cash in bank deposit accounts. The Cooperative maintains its deposits in amounts which, at times, may exceed federally insured limits. Management does not believe the Cooperative is exposed to any significant risk as a result of these deposits.

Property

Property is stated at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Management reviews these assets for impairment whenever events or changes in circumstances indicate the related carrying amount may not be recoverable. At December 31, 2020 and 2019, the Cooperative had $1,000,000 in land. In addition, at December 31, 2020 and 2019, the Cooperative had $424,899 and $389,091, respectively, of construction in process. Management estimates the costs to complete the construction in process to be approximately $12,000,000. See Note 3.

Income Taxes

Commongrounds is subject to federal taxation under the Internal Revenue Code (IRC).

At December 31, 2020, Commongrounds has available net operating loss carryforwards totaling $456,729 that may be offset against future federal taxable income. The net operating losses do not expire as under federal tax law net operating losses generated after December 31, 2017 do not expire. As such, Commongrounds has recognized an income tax benefit, based on applying the statutory federal income rates to income before income taxes, of $32,106 and $63,807, for the years ended December 31, 2020 and 2019 respectively, and a deferred tax asset of $95,913 and $63,807 at December 31, 2020 and 2019, respectively.

The LLC has elected to be taxed as a partnership under the provisions of the IRC whereby taxable income, as well as tax credits, are passed directly to the members for inclusion in their income tax returns. Therefore, income taxes for the LLC are not provided in these consolidated financial statements.

The Cooperative analyzes its income tax filing positions in the federal and state jurisdictions where it is required to file income tax returns, for all open tax years in these jurisdictions, to identify potential uncertain tax positions.

The Cooperative has evaluated its income tax filing positions for fiscal years 2017 through 2020, the years which remain subject to examination as of December 31, 2020. The Cooperative concluded that there are no significant uncertain tax positions requiring recognition in these consolidated financial statements. The Cooperative does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly change in the next twelve months. The Cooperative does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2020, and is not aware of any claims for such amounts by federal or state income tax authorities.

COMMONGROUNDS COOPERATIVE AND AFFILIATE

Notes to Consolidated Financial Statements

Subsequent Events

In preparing the accompanying consolidated financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2020, the date of the most recent consolidated balance sheet presented herein, through April 30, 2021, the date these consolidated financial statements were available to be issued. No significant such events or transactions were identified, other than the events described in Notes 2 and 3.

2. MEMBER LOAN (INCLUDING SUBSEQUENT EVENT)

Member loan consists of a note payable to a member, with annual interest only payments charged at 4% and remaining principal and interest due at the time the construction financing loan is complete which occurred in February 2021. On February 24, 2021, the entire member loan and accrued interest was paid in full.

3. SUBSEQUENT EVENTS

The Cooperative entered into an agreement on December 18, 2020 with the Michigan Strategic Fund for a $1,500,000 grant in connection with the construction of a new commercial and residential development. Funding was received in February 2021.

The Cooperative entered into an agreement on December 18, 2020 with the Local Brownfield Redevelopment Fund for a $210,000 grant in connection with the construction of a new commercial and residential development. Funding was received as applicable construction costs are incurred and expected to be received in full in 2021.

The Cooperative entered into an agreement on February 26, 2021 with a bank for a construction loan for an amount not to exceed $8,000,000. Interest will be charged at the interest rate formula of 5-Year Treasury plus 4.25% with a floor of 5.50%. Payment terms will be determined by the bank at the date of the execution of the promissory note. The loan will require interest only payments for the first 18 months and then will require monthly principal and interest payments through maturity in February 2051. Payment terms will be determined by the bank at the date of the execution of the promissory note. The loan is collateralized by all assets of the Cooperative.

The Cooperative entered into an agreement on February 26, 2021 with HASI OBS OP A LLC for a loan in the amount of $1,850,000.   Interest will be charged at 5.80%. The loan will require semi-annual interest only payments through June 2, 2022 and then will require semi-annual principal and, interest and fee payments ranging from $71,000 to $73,000 in June and December through maturity in December 2046. The loan is collateralized by real estate.

COMMONGROUNDS COOPERATIVE AND AFFILIATE

Notes to Consolidated Financial Statements

The Cooperative entered into an agreement on February 26, 2021 with IFF, a nonprofit corporation, for a loan in the amount of $1,500,000. Interest will be charged at 6.63% through August 31, 2027 and then adjusted on September 1, 2027 and again on September 1, 2032 based on the United States Treasury obligations. The loan will require interest only payments through October 2022 and then monthly principal and interest payments of $11,294 through maturity in September 2037. The loan is collateralized by real estate.

During February 2021, the Cooperative received approximately $610,000 upon issuance of additional members' Class T-1 certificates.

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